ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Phone: (604) 685-9775
Fax: (604) 685-9744

Dated: March 29, 2012

ITEM 1:               PRELIMINARY NOTES

1.1               Incorporation of Documents by Reference

All financial information in this Annual Information Form (“AIF”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in US dollars unless otherwise indicated.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com (or alternative location for non-SEDAR documents)
NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico	December 31, 2011	March 30, 2011	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico	December 31, 2011	March 30, 2011	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)

References to “the Company”, “Endeavour” or “Endeavour Silver” are to Endeavour Silver Corp. and where applicable and as the context requires, includes its subsidiaries

1.2               Date of Information

All information in this AIF is as of December 31, 2011 unless otherwise indicated.

1.3               Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.

Endeavour Silver Corp.

These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
  risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to our ability to successfully integrate acquisitions;
  uncertainty in our ability to obtain necessary financing;
  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Endeavour Silver Corp.

1.4               Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. References to “CDN$” are to Canadian dollars.

1.5               Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended November 14, 2004 and November 27, 2010.

1.6               Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Endeavour Silver Corp.

ITEM 2:               CORPORATE STRUCTURE

2.1               Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd”. Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. On September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 301 - 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

and its registered and records office is located at:

19th Floor, 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3H4

2.2               Subsidiaries

The Company conducts its business primarily in Mexico through subsidiary companies. The following table lists the subsidiaries, jurisdiction of incorporation and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Endeavour Capital S.A. de C.V. SOFOM ENR	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz y Garibaldi, S.A. de C.V.	Mexico	100
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Metallurgica Guanacevi, S.A. de C.V.	Mexico	100
Mina Bolanitos S.A de C.V.	Mexico	100
Guanacevi Mining Service, S.A. de C.V.	Mexico	100
Recursos Humanos Guanacevi, S.A. de C.V.	Mexico	100
Minera Plata Carina S.P.A.	Chile	100

ITEM 3:               GENERAL DEVELOPMENT OF THE BUSINESS

3.1               Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico.

Endeavour Silver Corp.

Guanacevi Mines Project

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately US$4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest was purchased through the payment of a further $3 million by instalments. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets was completed in January 2008.

Under the option interest agreement, a scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. Further to a negotiated early buy-out of the minority shareholders, the Company acquired the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”), which owned 49% of the Santa Cruz silver-gold mine in May 2007 by the issue of 1,350,000 shares of the Company with a fair market value of $5.04 per share. The value of 1,350,000 shares reflected the minority shareholders’ earnings to May 2007, the 2008 option payment of $638,000 that was to be made in January 2008, and projected 2007 mine earnings.

The Company elected to accelerate the buy-out in order to streamline the mining operations and facilitate additional capital investments for the mine development program.

Guanajuato Mines Project (formerly referred to as Bolanitos Mines Project)

In February 2007, the Company acquired the right to purchase the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

In April 2007 the Company entered into an agreement with two subsidiaries of Industrial Penoles S.A. de C.V. (“Penoles”) to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company and a share purchase warrant exercisable for an additional 250,000 common shares at CDN$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Guanajuato Mines project, free and clear of any royalties. The share purchase warrant expired on May 30, 2009 unexercised.

The Guanacevi Mines Project and the Guanajuato Mines Project have been the primary focus of business activity for the last 3 years with the Guanacevi Mines Project the primary focus for the preceding 2 years. See Item 4.4 for further details.

Three Year History

2012 to Present

On March 30, 2012 the Company released updated NI 43-101 Reserve and Resource estimates as at December 31, 2011 for its active silver mining and exploration projects in Mexico, the Guanacevi Mines Project and the Guanajuato Mines Project.

Endeavour Silver Corp.

2011

Endeavour recorded its sixth consecutive year of growing sales revenue and mine operating cash-flow in 2011 (during fiscal 2005 no revenue was reported as the Company only held an option to purchase on the Guanacevi project at that time). During 2011, escalating prices and increased production drove sales 48% higher to $128.0 million and increased mine operating cash-flow 92% to $86.4 million over the previous year. Direct operating costs slightly rose as a result of a competitive labour market, however the significant appreciation in silver and gold prices allowed the Company’s operating margins to rise for the fourth straight year, culminating in the Company’s best financial performance yet, with EBITDA climbing to $52.9 million and an annual earnings per share of $0.23. Management also elected to hold a substantial inventory balance accumulating $36 million worth silver and gold bullion at the end of the year.

Endeavour reported its seventh consecutive year of growing silver and gold production for 2011, increasing silver production by 14% to 3,730,128 oz silver and gold production by 23% to 21,810 oz gold over the previous year. The Company successfully completed the 2011 Guanajuato plant expansion program on budget, increasing the plant capacity to facilitate the increased mine production that resulted from the discovery of the Lucero South zone in 2009.

In early 2011, the Company released an updated 43-101 Reserve and Resource estimate as at December 31, 2010 for its active silver mining and exploration projects in Mexico. Endeavour achieved its seventh consecutive year of combined reserve and resource growth in 2011. New high grade silver-gold discoveries were made in both Guanacevi and Guanajuato, thereby confirming once again the prolific exploration potential of these two historic mining districts. The discovery of the Daniela vein in the Lucero South zone will significantly increase future production will allow the plant throughput to attain its designed capacity.

In 2011, the Company continued to emphasize its primary focus on safety, as demonstrated by over 46,800 hours of personnel training. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours.

The Company’s financial position continues to improve with the operating growth, higher margins and resource growth. In addition to organic growth the Company raised an additional $19.9 million through the exercise of warrants and options issuing 6,658,328 common shares during the year. The Company’s continuous growth, improved position and outlook resulted in the Company being invited to transfer the listing of its common shares from the NYSE Amex Equities (“NYSE Amex”) to the NYSE as of March 14, 2011.

2010

Endeavour recorded its fifth consecutive year of growing sales revenue and mine operating cash-flow in 2010 (during fiscal 2005 no revenue was reported as the Company only held an option to purchase on the Guanacevi project at that time). During 2010, escalating prices and increased production drove sales 70% higher to $86.5 million and increased mine operating cash-flow 111% to $45.0 million over the previous year. Direct operating costs were relatively flat allowing the Company’s operating margins to rise for the third straight year.

Endeavour reported its sixth consecutive year of growing silver and gold production for 2010, increasing silver production by 26% to 3,285,634 oz silver and gold production by 33% to 17,713 oz gold over the previous year. The Company successfully completed the 2010 Guanacevi plant expansion program on budget, increasing the plant capacity to facilitate the increased mine production that resulted from the opening of the Porvenir Dos mine in 2009 and the opening of the Porvenir Cuatro and Santa Cruz mines in 2010. At Guanajuato, the Company benefitted from a full year operation at the Lucero mine which opened in 2009.

Endeavour Silver Corp.

In February 2010, the Company completed an early exercise of its option to purchase the El Porvenir Cuatro properties, located approximately 2.5 kilometers northwest of the operating Porvenir silver mine, part of the Company’s Guanacevi’s Mines project in Durango, Mexico. The Company acquired a 100% interest in the Porvenir Cuatro properties by paying a total consideration of US$700,000 to the vendors, consisting of US$100,000 cash and 136,054 shares on signing of the agreement in February 2009 and an additional 71,428 shares and US$160,000 on the early exercise of the option to purchase. On the basis of positive internal resource and economic assessments, management elected to fast-track Porvenir Cuatro to production in 2010.

Endeavour achieved its sixth consecutive year of combined reserve and resource growth in 2010. New high grade silver-gold discoveries were made in both Guanacevi and Guanajuato, thereby confirming once again the prolific exploration potential of these two historic mining districts. The Company also acquired an option to purchase a new property called San Sebastian located in Jalisco, Mexico. The San Sebastian property represents a new, district scale, silver-gold exploration opportunity for the Company. The Company can acquire a 100% interest in the San Sebastian property from IMMSA (Grupo Mexico) by making cash payments totaling US$2.75 million and spending US$2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on any mineral production from the properties.

In 2010, the Company continued to emphasize its primary focus on safety, as demonstrated by over 24,000 hours of personnel training. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours.

During 2010, the Company’s net financing activities generated $56.3 million. The Company raised a net $49.3 million by issuing 8,710,000 common shares through a short form prospectus and $7.9 million through the exercise of warrants and options during the year. In addition, the Company provided redemption notice to all debenture holders resulting in all outstanding debentures being converted into equity during the year and making the Company debt free once again. The Company paid out $0.9 million in interest on the convertible debentures during the year.

2009

During 2009, Endeavour recorded its fourth consecutive year of growing sales revenue and mine operating cash-flow in (during fiscal 2005 no revenue was reported as the Company only held an option to purchase on the Guanacevi project at that time). During 2009, Sales revenues increased 29% to $50.8 million and mine operating cash-flow increase by 85% to $21.3 million over the previous year. Cash costs declined and operating profit margins rose for the second straight year resulting in the Company’s best financial performance yet, with EBITDA turning positive for the first time in Endeavour’s five year operating history.

Endeavour reported its fifth consecutive year of growing silver and gold production for 2009, increasing silver production by 11% to 2,598,518 oz silver and gold production by 66% to 13,398 oz gold over the previous year. The Company successfully opened two new mines during the year, one in each operating district, thereby facilitating the next phase of growth at both operations. The Company commenced production from the new Lucero mine at Guanajuato in Q1, 2009 and commenced production from the new Porvenir Dos mine at Guanacevi in Q4, 2009. Capital projects were completed on time and budget, and record silver recoveries and gold grades each helped Endeavour’s operating performance in 2009.

Endeavour achieved its fifth consecutive year of combined reserve and resource growth in 2009. New high grade silver-gold discoveries were made in both Guanacevi and Guanajuato, thereby confirming once again the prolific exploration potential of these two historic mining districts. New property acquisitions also helped Endeavour’s exploration performance in 2009.

Endeavour Silver Corp.

In 2009, the Company emphasized its primary focus on safety, as demonstrated by over 13,000 hours of safety training. Mine rescue groups at both operations went to their first mine rescue competition and Endeavour placed 3rd in the first aid division. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments.

Endeavour also continued its focus on maintaining high environmental standards at both operations. New toxic waste storage facilities were constructed in 2008, tailings water is routinely recycled and we have a policy of zero emissions from our tailings facilities.

The Company remained very pro-active in its employee and community relations in 2009. We instituted an enhanced employee bonus program in order to retain and attract the best mine workers in Mexico. Endeavour also maintained good relations with each of the local communities in which it operates with community outreach programs, providing access to medical doctors and introducing new employment opportunities and skills training programs.

During 2009, the Company’s net financing activities generated $30.0 million. The Company raised $10.0 million through the issuance of convertible debentures (as described below), $19.4 million through equity issued on a private placement and short form prospectus and $1.4 million through the exercise of warrants and options during the year. The Company paid out $0.8 million in interest on the convertible debentures during the year.

On February 26, 2009, the Company completed CDN$14 million in private placement financing of five year 10% subordinated unsecured, convertible, redeemable debentures. The 10% per annum interest is payable quarterly in arrears. At any time after the closing date and prior to maturity date each debenture may be converted by the holder at a conversion price of CDN$1.90 into one unit of the Company, consisting of approximately 526 of the Company’s common shares without par value and approximately 263 common share purchase warrants. Each share purchase warrant will entitle the holder to purchase one common share prior to the maturity date at an exercise price of CDN$2.05. At any time after 18 months following the closing date and prior to the maturity date, each debenture can be redeemed by the Company for cash, so long as the volume weighted average price of the common shares on the Toronto Stock Exchange (“TSX”) for a period of 30 consecutive trading days prior to the date of the redemption notice is equal to or greater than CDN$2.85, and by paying a 7% redemption fee to the holder.

The net proceeds from the debenture offering were used to acquire mining equipment, develop underground access to mineralized zones and upgrade certain plant circuits at the Company’s Guanacevi and Guanajuato Mines in Mexico, and for general corporate purposes.

On October 7, 2009, the Company received gross proceeds of CDN$18.5 million from a prospectus offering of 6,152,500 units at CDN$3.00 per unit. Each unit was comprised of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable to purchase one common share at an exercise price of CDN$3.60 until October 7, 2011. The agents received a cash commission of 6% totaling $1.1 million and 369,150 agent warrants, each exercisable to purchase one common share at an exercise price of CDN$3.00 until October 7, 2011.

On October 26, 2009 the Company completed a non-brokered private placement for 1,299,843 units at CDN$3.00 per unit for gross proceeds of CDN$3.9 million. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable to purchase one common share at an exercise price of CDN$3.60 until October 26, 2011.

3.2               Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

Endeavour Silver Corp.

ITEM 4:               DESCRIPTION OF THE BUSINESS

4.1               General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver-gold from its underground mines at Guanacevi and Guanajuato in Mexico.

Number of Employees

The Company has approximately 950 full and part-time employees.

4.2               Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations
The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Endeavour Silver Corp.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Endeavour Silver Corp.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanacevi and Guanajuato mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Endeavour Silver Corp.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Endeavour Silver Corp.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Legal Proceeding” on page 48, two of the Company’s subsidiaries in Mexico have received tax assessments from Mexican fiscal authorities.

While the Company is of the view that the tax assessments have no legal merit and is contesting this, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. In the event the Company is unsuccessful, this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Endeavour Silver Corp.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Endeavour Silver Corp.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition or results of operations of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2011. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:
• the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
• the volatility of gold and silver prices affects our revenues, profits and cash flow;
• volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and
• the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Endeavour Silver Corp.

Passive Foreign Investment Company Consequences
The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Current market events and conditions
In 2007, 2008 and 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. In 2010 and 2011, this was compounded by the still emerging sovereign debt crisis in Europe.As a result, general economic conditions have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or financial performance as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and New York Stock Exchange, further reducing market liquidity.

Endeavour Silver Corp.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Endeavour Silver Corp.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Financial Instruments
The Company currently has an investment in Notes formerly asset backed commercial paper. There can be no assurances that the value of the Notes will not experience fluctuations in value.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Conversion to IFRS
The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises effective January 1, 2011. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported and the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Endeavour Silver Corp.

4.3               Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

4.4               Mineral Projects

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s mineral projects, the Company has opted, as allowed by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

Guanacevi Mines Project, Durango State, Mexico

The following summary of the Guanacevi Mines Project is extracted from a technical report titled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM, and Alan San Martin, MAusIMM(CP) of Micon International Limited with an effective date of December 31, 2011 and dated March 30, 2012. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

INTRODUCTION

Endeavour Silver has retained Micon International Limited (Micon) to provide an independent resource and reserve estimation for the Guanaceví Mines project in the State of Durango, Mexico. This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico” and dated March 15, 2011. The 2011 report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an independent estimation of the December 31, 2011 mineral resources and reserves of the Guanaceví Mines project. The estimate was conducted to ensure that the mineral resources and reserve discussed herein complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the continuing studies and budget for the Guanaceví Mines project.

The term Guanaceví Mines property, in this report, refers to the entire area covered by the mineral license, while the term Guanaceví Mines project refers to the area within the mineral license on which the exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the Canadian Securities Administrators and which came into force on June 30, 2011. The June 30, 2011 format and guidelines of Form 43-101F1 and its Companion Policy NI 43-101CP replace the former format, guidelines and companion policy which was dated December 23, 2005.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

Endeavour Silver Corp.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

LOCATION AND PROPERTY DESCRIPTION

The Guanaceví Mines project is located within the Municipality of Guanaceví in the State of Durango, Mexico, near its northern border with the state of Chihuahua. The property is accessed by travelling from the city of Durango, located 260 kilometres (km) southeast. Durango has a modern airport with daily flights to and from Mexico City and portions of the United States. The Guanaceví Mines project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres (m) above sea level. The Guanaceví Mines project is located at approximately 105°58'20"W longitude and 25°54'47"N latitude.

The Guanaceví mining district covers an area measuring approximately 5 km northeast-southwest by 10 km northwest-southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

OWNERSHIP

Endeavour Silver holds the Guanaceví Mines project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 40 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 4,076.1977 ha. The annual 2012 concession tax for the Guanaceví properties is approximately 300,756 Mexican pesos (pesos), which is equal to about US $23,756 at an exchange rate of 12.66 pesos to US $1.00 dollar.

On February 9, 2009, Endeavour Silver entered into a mining exploration agreement with Minerales Monte Blanco S.A. de C.V. (Minerales Monte Blanco), represented by Sergio Enrique Silva Franco, on the El Porvenir Cuatro and La Brisa concessions totaling approximately 55.5518 ha. The El Porvenir Cuatro and La Brisa agreement was an option to earn 100% of these properties over two years for a total consideration of US $700,000.

In February, 2010, Endeavour Silver exercised its option to purchase the El Porvenir Cuatro and La Brisa properties and has now acquired a 100% interest in these properties by paying a total consideration to the vendors of US $100,000 cash and 136,054 shares on signing the option agreement, and an additional 71,428 common shares and US $160,000 cash on the early exercise of the option to purchase.

Endeavour Silver Corp.

In July 2010, Endeavour Silver acquired 100% interest in the Elizabeth (17.0 ha) and El Calvario (1.3 ha) properties in Guanaceví. The purchase price of these properties was US $50,000. The El Calvario property is situated in the central part of San Pedro, adjacent to the historic, high grade Noche Buena mine and transected by the Noche Buena vein. The Elizabeth property is situated approximately 1 km east of Endeavour Silver’s Porvenir mine.

In June, 2011, Endeavour Silver acquired the La Brisa and La Brisa 2 properties (90 ha), located approximately 10 km southeast of Endeavour's active Porvenir silver-gold mine in the Guanaceví district. The option agreement requires Endeavour Silver to make US$220,000 in cash payments over a 3 year period.

In 2011, Endeavour Silver also staked several new concessions (2,746 hectares) surrounding the La Brisa and La Brisa 2 properties to cover possible extensions of the La Brisa veins and several other recently discovered veins.

In June, 2011, Endeavour Silver also acquired an option to purchase four small properties within the San Pedro sub-district. The El Cambio properties lie about 6 km northwest of the Porvenir mine and along strike from the historic El Soto and Nueva Australia high grade silver mines. The El Cambio option agreement gives Endeavour Silver the right to purchase the El Cambio, La Onza, San Nicolas and Ampliacion de San Nicolas properties (37 hectares) for $150,000 in cash payments over a 2 year period.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local Ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes.

HISTORY

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

The Guanaceví mining district and the Guanaceví Mines project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past.

The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España, although, by the mid-seventeenth century, silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

Endeavour Silver Corp.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production, including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century, when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth in his 1905 volume entitled “The Mines of Mexico” mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

GEOLOGY AND MINERALIZATION

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over a 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between the Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

Endeavour Silver Corp.

EXPLORATION PROGRAM

Surface Exploration Program

In 2011, exploration drilling at Guanaceví focused on exploring the Santa Cruz vein structure to the north of the Porvenir mine, including on the Milache claim, and to the south, in the Santa Cruz and Alex Breccia mines. Any new mineralization found in these areas could be added to the mine plan for development and production. Exploration drilling also focused on discovering new high-grade silver-gold-base metal mineralized zones in the San Pedro sub-district located in the northern part of the Guanaceví district, as well as in the La Brisa area, situated in the southern part.

A total of 1,183 rock and soil samples were collected on the Guanaceví property during the 2011 geological mapping program. In 2011, surface and underground geological mapping and sampling were completed on the Martir, El Soto and adjoining claims in the San Pedro area, as well as the Santa Isabel, Terremoto, Alajaa and neighbouring claims in the San Pedro sub-district.

In 2011, Endeavour Silver acquired an option on the La Brisa and La Brisa 2 properties (90 ha), located approximately 10 km southeast of Endeavour Silver's active Porvenir silver-gold mine. Endeavour Silver has also secured through staking several new claims which include La Brisa 3, La Brisa 4, La Brisa 4 Fraccion 1, La Brisa 5 and La Gloria. These new claims cover 2,877 hectares and surround the La Brisa and La Brisa 2 properties in order to cover possible extensions of recently identified veins.

The Brisa veins have received little exploration work historically. This is probably because surface exposures of veins are typically narrow and low grade. Only shallow pits have been excavated on the veins, without any apparent production. The veins have never been drill tested.

In 2011, surface diamond drilling commenced in the La Brisa area using one drill rig. By mid-December, Endeavour Silver had completed a total of 988.15 m in five holes. Exploration is ongoing in this area.

Mine Area Exploration Program

In 2011, surface drilling was continued in the mine area in order to increase the understanding of the extent of the mineralization within the Santa Cruz vein in the Porvenir North Zone 1 area, thereby potentially increasing the resources and reserves at the mine. By the end of 2011, a total of 7 drill holes had been completed, totalling 3,586.50 m.

At the Santa Cruz mine, an underground drilling program was conducted to cut the Santa Cruz vein at different depths from the previous exploration area, down to the unexploited areas below the old workings. The goal of the program was to demonstrate that economic mineralization could continue at depth in order to increase the resources and possibly reserves in this portion of the mine. In addition, a number of infill drill holes were designed to verify the information from previous drilling. In total, 16 holes were drilled in the Santa Cruz underground program.

As a check against the Alex Breccia results which were obtained from previous drilling by regional exploration personnel and the results obtained from direct sampling, a decision was made to initiate drilling in the Alex Breccia zone towards the north extent of the property. This drilling was conducted to determine whether or not the resources could continue to be increased in this area.

Micon has reviewed the 2011 exploration programs and concludes that the programs were conducted according to the exploration best practices as outlined by the CIM and with a good QA/QC program in place. It is Micon’s opinion that the data acquired by Endeavour Silver through its exploration programs for the Guanaceví Mines project can be used in estimating the mineral resources and ultimately the mineral reserves.

Endeavour Silver Corp.

2012 Exploration Program

In 2012, Endeavour Silver plans a follow-up surface exploration program focused on several of the new discoveries made in the San Pedro sub-district, Milache and La Brisa, near Endeavour Silver's mining operation at Guanaceví. Endeavour Silver will also conduct a regional exploration program to investigate several new prospective targets within the district. The mine will continue to conduct both surface and underground drilling in order to further define the mineralization in the operational area. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanaceví district for future growth.

Table 1.1 summarizes the planned 2012 exploration budget for the Guanaceví Mines project.

Table 1.1
Guanaceví Exploration Priority Targets – 2012

Project Area	2012 Program			Budget
	Holes	Metres	Samples	US $
Surface Exploration Drilling
San Pedro	10	3.000	1,200	490,000
Milache	12	6,000	2,400	1,010,000
La Brisa	15	6,000	2,600	1,019,200
Guanaceví Regional Exploration	5	1,500	1,000	366,900
Subtotal	42	16,500	7,200	2,886,100
Mine Operations Exploration Drilling
Porvenir North	6	1,511	----	226,704
Santa Cruz	7	2,142	----	321,279
Ramp 4115	27	1,290	----	219,230
Alex Breccia	26	10,272	----	1,540,736
La Prieta	8	2,113	----	316,918
Subtotal	74	17,328	----	2,624,867
Total	116	33,828	----	5,510,967

Table provided by Endeavour Silver Corp.

2011 MINERAL RESOURCE ESTIMATE

Mineral Resource Statement

The mineral resources for the Guanaceví Mines project as of December 31, 2011 are summarized in Table 1.2. The resources are exclusive of the mineral reserves.

Table 1.2
December 31, 2011 Mineral Resource Estimate, Guanaceví Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)
Indicated (I)	2,849,000	217	0.42	19,922,300	38,800	22,056,300
Total M and I	2,849,000	217	0.42	19,922,300	38,800	22,056,300

Inferred	2,013,000	217	0.40	14,050,900	26,200	15,491,900

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Endeavour Silver Corp.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues which could adversely affect the mineral resources estimated above.

Assumptions and Parameters

The mineral resource is based on the following assumptions and parameters:

  Minimum mining width – 1.5 m.

  Silver equivalent – 55:1, based on prices of US $1,650/oz for gold and US $30/oz for silver.

  Cut-off grade – 100 g/t silver equivalent.

Methodology

Resources for the mining areas (Santa Cruz, Porvenir North, Porvenir Dos and Porvenir Cuatro) of the Guanaceví Mines project have been estimated by Micon using the 3D modelling technique and the inverse distance cubed (ID3) method for interpolating grade. Resources from the exploration areas (Milache, San Joaquin, La Blanc-Mi Nina and Epsilon-Soto) have been estimated by Endeavour Silver using the polygonal/sectional method and have been subsequently audited by Micon.

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. Currently there are no Measured resource blocks at Guanaceví.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point, including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

Endeavour Silver Corp.

2011 MINERAL RESERVE ESTIMATE

Mineral Reserve Statement

The mineral reserves for the Guanaceví Mines project as of December 31, 2011 are summarized in Table 1.3.

Table 1.3
December 31, 2011 Proven and Probable Mineral Reserve Estimate

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	773,000	304	0.65	7,555,500	16,200	8,446,500
Probable	799,000	231	0.39	5,935,400	10,100	6,490,900

Total Proven & Probable	1,572,000	267	0.52	13,490,900	26,300	14,937,400

Mineral Reserve Parameters

The parameters used for the Guanaceví mineral reserves are as follows:

  Cut-off - 158 g/t Ag.
  Minimum width - 2 m.
  Gold price - US$1,000 per oz.
  Silver price - US$16 per oz.
  Gold recovery (overall) - 75%.
  Silver recovery (overall) - 71%.

Definitions and Classification

Mineral reserves are derived from measured/indicated resources after applying the economic parameters stated above. The Guanaceví reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanaceví, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which at the time of reporting are considered economic and for which Endeavour Silver has a mine plan in place. For Guanaceví, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development

OPERATIONAL DATA

Since January 1, 2007, Endeavour Silver has been in control of the day-to-day mining operations at the Guanaceví Mines project. Endeavour Silver assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

On December 31, 2011, the Guanaceví Mines project had a roster of 401 employees. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule.

Endeavour Silver Corp.

A conventional cut and fill mining method is employed with the stopes generally 150 m long and 20 m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-sections are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

In the upper parts of the mine, stope access is by short (10 m to 40 m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5 m by 3.5 m in cross-section and are usually driven down at minus 18% to intersect with the stope. As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 15%.

In the lower parts of the mine (below the water table) stope access is by 90 m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0 m by 3.5 m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

For the year ending December 31, 2011, silver production was 2,659,956 oz and gold production was 6,845 oz. Plant throughput for 2011 was 363,076 tonnes at an average grade of 311 g/t silver and 0.69 g/t gold. In 2011, mill recoveries averaged 73.3% for silver and 84.8 % for gold.

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from various mines in the district. The mill has undergone a number of upgrades since 1970, and further upgrades since Endeavour Silver took over the day-to-day operations.

In 2011, the mill processed ore from the mines of Porvenir Cuatro, Porvenir 2, Porvenir North and Santa Cruz, as well as purchased (third party) ore. In 2011, the grinding circuit had an average capacity of 1,000 t/d. The metallurgical complex continued to process the Bolañitos (Guanajuato) flotation concentrate in 2011.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products. Endeavour Silver produces doré silver-gold bars which it then ships for further refining.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanaceví Mines project.

The cash operating cost of silver produced at the Guanaceví Mines project in fiscal year 2011 was $9.71 per ounce, compared to $8.34 per ounce in 2010. Cash operating cost per ounce of silver is calculated net of gold credits and royalties. On a per tonne of ore processed basis, the cash operating costs in 2011 averaged US $100.35/t compared to US $113.69/t in 2010.

Micon has not undertaken a cash flow analysis for the Guanaceví Mines project, since the estimated mineral reserves are sufficient for only a short term operation. The current budget is based upon a plant throughput of 442,800 t for 2012.

For 2012, Endeavour Silver is forecasting to produce 2.87 million ounces of silver and 7,580 ounces of gold from the Guanaceví Mines project. Plant throughput for 2012 is forecast at 442,800 t at an estimated average grade of 269 g/t silver and 0.63 g/t gold. Recoveries are forecast to average 76.3% and 82.8% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North mine, Porvenir Dos mine and third party ore bought from local miners.

The property has a substantial undeveloped resource potential. Beyond 2012, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanaceví district.

Endeavour Silver Corp.

CONCLUSIONS AND RECOMMENDATIONS

Conclusions

Micon considers the Guanaceví resource and reserve estimates to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves are the basis for Endeavour Silver’s ongoing mining operations at the Guanaceví Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the mineral concessions in the Guanaceví mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

Endeavour Silver is in the position of being able to apply modern exploration concepts and technology to one of the major historical mining districts in Mexico which previously had experienced only limited exploration. Micon believes that the property continues to hold the potential for the discovery of deposits of similar character and grade as those currently being exploited or mined in the past, either along the trend of the vein or at depth below the presently exploited areas.

Also, in the case of the Guanaceví Mines project, although a number of mineralized areas have been exploited in the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extended into new areas.

Micon is satisfied that Endeavour Silver’s exploration and development objectives for the year ended December 31, 2011 have been met, as evidenced by the continuing discovery of areas of mineralization which have been added to the resources and reserves on the project. Micon believes that the program for further exploration on the Guanaceví Mines project proposed by Endeavour Silver is both warranted and justified, as the potential for the continuing discovery of additional resources is good.

Recommendations

Micon has reviewed Endeavour Silver’s 2012 proposal for further exploration on its Guanaceví Mines property and recommends that Endeavour Silver conducts the exploration program as proposed subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)	Micon recommends that future budgets should include modern-day technology sampling tools to improve the quality of the underground samples used for evaluation.

2)

Micon recommends that Endeavour Silver continues to develop an effective reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

Endeavour Silver Corp.

3)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory

Guanajuato Mines Project, Guanajuato State, Mexico

The following summary of the Guanajuato Mines Project is extracted from the technical report titled “NI 43-101 Technical Report on the Resource and Reserve Estimates For the Guanajuato Mines Project Guanajuato State Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Murahwi, M.Sc., P.Geo, FAusIMM, and Alan San Martin MAusImm(CP), Micon International Limited, with an effective date of December 31, 2011and dated March 30, 2012. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

INTRODUCTION

Endeavour Silver has retained Micon International Limited (Micon) to provide an independent resource and reserve estimation for the Guanajuato Mines project in the State of Durango, Mexico. This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Durango State, Mexico” and dated March 15, 2011. The 2011 report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an independent estimation of the December 31, 2011 mineral resources and reserves of the Guanajuato Mines project for Endeavour Silver. The estimate was conducted to ensure that the mineral resource and reserve estimates complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the continuing studies and budget for the Guanajuato Mines project.

The term Guanajuato Mines property, in this report, refers to the entire area covered by the mineral license, while the term Guanajuato Mines project refers to the area within the mineral license on which the exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the CSA and which came into force on June 30, 2011. The June 30, 2011 format and guidelines of Form 43-101F1 and its Companion Policy NI 43-101CP replace the former format, guidelines and companion policy which was dated December 23, 2005.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

Endeavour Silver Corp.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

LOCATION AND PROPERTY DESCRIPTION

The Guanajuato Mines project consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and gravel roads. The Golondrinas mine is 3.5 km to the southwest of Cebada. Endeavour Silver did not operate the Golondrinas mine during 2009, 2010 or 2011. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato at elevations ranging from 2,000 to 2,600 m. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Power supply to the Guanajuato Mines project is provided by the national grid (Comisión Federal de Electricidad).

OWNERSHIP

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

In 2007, Endeavour Silver acquired the Guanajuato Mines project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two have recently been connected underground.

Endeavour Silver Corp.

The Guanajuato Mines project consists of 17 properties which are not all contiguous and vary in size for a total of 2,314 hectares (ha). The project includes three operating silver (gold) mines (Bolañitos, Lucero and Cebada), several past-producing silver (gold) mines, and the 1,000 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and was acquired by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide surface access for exploration and exploitation purposes. The current cost of maintaining the surface access rights is 399,000 pesos per annum which is equivalent to approximately US $30,700.

HISTORY

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

Endeavour Silver Corp.

GEOLOGY AND MINERALIZATION

Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) originally proposed a caldera structure for the Guanajuato mining district, siting the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Mineralization

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Sierra and the Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

Endeavour Silver Corp.

EXPLORATION PROGRAM

Underground Drilling (Mine)

In 2011, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Cebada mine. The program included drilling below the 515 level in the central part, approximately 100 m down dip from the level, and below the 315 level in the northwest area, approximately 200 m down dip from the level.

The program led to the discovery of new resources. The new discovery in the central part is mineable from the 515 level and accessible from the level for further exploration. The northwest area is both mineable and accessible from the 315 level.

During 2011, Endeavour Silver completed 8,476 metres of drilling in 45 underground diamond drill holes at the Cebada mine. A total of 3,727 samples were collected and submitted for assay (3,108 regular and 619 control samples).

Surface Drilling (Exploration)

During 2011, Endeavour Silver completed 32,005 m of drilling in 115 surface diamond drill holes at the Guanajuato Mines project. A total of 6,582 samples were collected and submitted for assay.

Other Surface Exploration Activities

Endeavour Silver also conducted geological mapping and sampling programs on a number of areas and veins in the Guanajuato mining district during 2011. The results of these programs are being evaluated to determine the extent of the further work to be conducted in these areas in 2012.

2011 MINERAL RESOURCE AND RESERVE ESTIMATION 2011

Mineral Resource Estimate

Mineral Resource Statement

The mineral resources for the Guanajuato mines project as of December 31, 2011 are summarized in Table 1.1. The resources are exclusive of the mineral reserves.

Table 1.1
December 31, 2011 Measured, Indicated and Inferred Mineral Resource Estimate, Guanajuato Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)	258,000	177	2.51	1,470,900	20,800	2,614,900
Indicated (I)	2,539,000	161	2.20	13,154,500	179,600	23,032,500
Total M and I	2,797,000	162	2.23	14,625,400	200,400	25,647,400

Inferred	1,858,600	164	1.91	9,779,600	114,100	16,055,100

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Endeavour Silver Corp.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues which could adversely affect the mineral resources estimated above.

Assumptions and Parameters

The mineral resource is based on the following assumptions and parameters:

  Minimum mining width – 1.5 m.
  Silver equivalent – 55:1 for silver to gold, based on average prices of US $1,650/oz for gold and US $30/oz for silver.
  Cut-off grade – 100 g/t silver equivalent.

Methodology

Resources for the Cebada, Bolañitos, Daniela, Karina and Lucero sections of the Guanajuato Mines project have been estimated by Micon using the 3D modelling technique and the inverse distance cubed grade interpolation (ID3) method. Resources from the exploration areas (Belén, Fernanda, Golondrinas and La Joya) have been estimated by Endeavour Silver using the polygonal/sectional method and have been subsequently audited by Micon.

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point, including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

Endeavour Silver Corp.

2011 Mineral Reserve Estimate

Mineral Reserve Statement

The mineral reserves for the Guanajuato Mines project as of December 31, 2011 are summarized in Table 1.2.

Table 1.2
December 31, 2011 Proven and Probable Mineral Reserve Estimate, Guanajuato Mines Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	337,000	186	2.4	2,019,700	26,000	3,449,700
Probable	179,000	225	2.63	1,297,200	15,200	2,133,200

Total Proven & Probable	516,000	200	2.48	3,316,900	41,200	5,582,900

Mineral Reserve Parameters

The parameters used for the Guanajuato mineral reserves are as follows:

  Cut-off grade – 102 g/t Ag.
  Minimum width – 2 m.
  Gold price – US $1,000 per oz.
  Silver price – US $16 per oz.
  Gold recovery (overall) – 75%.
  Silver recovery (overall) – 71%.

Definitions and Classification

Mineral reserves are derived from measured/indicated resources after applying the economic parameters stated above. The Guanajuato reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanajuato, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured/Indicated mineral resource blocks which at the time of reporting are considered economic and for which Endeavour Silver has a mine plan in place. For Guanajuato this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development

Development and operations

The Guanajuato Mines project consists of both current and former producing mines as well as a number exploration targets. The Guanajuato Mines project is an operating project which has continued to improve its operational parameters and production output under Endeavour Silver’s direction. Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Guanajuato Mines project efficiently and to all regulatory standards imposed on the project by the various government agencies.

Endeavour Silver Corp.

As of December 31, 2011, the Guanajuato Mines project had a roster totalling 421 employees. The mine’s operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and according to Endeavour Silver are currently not unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

A conventional bottom-up cut and fill mining method is employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground.

Table 1.3 summarizes the production from the different mining areas for 2011.

Table 1.3
Summary of 2011 Production by Area for the Guanajuato Mines Project

Mine	Description	Average/Total
Cebada	Silver (g/t)	159
	Gold (g/t)	1.21
	Silver (oz)	268,745
	Gold (oz)	2,051
	Tonnes	52,600
Bolañitos	Silver (g/t)	175
	Gold (g/t)	2.24
	Silver (oz)	945,346
	Gold (oz)	12,106
	Tonnes	167,869
Lucero Ramp	Silver (g/t)	178
	Gold (g/t)	2.04
	Silver (oz)	187,122
	Gold (oz)	2,153
	Tonnes	32,754

Table provided by Endeavour Silver Corp.

In 2011, the Bolañitos plant produced 1,192,335 oz silver and 16,608 oz gold from 238,797 tonnes of ore grading 183 g/t silver and 2.51 g/t gold. Silver and gold recoveries averaged 84.9% and 86.2%, respectively.

Endeavour Silver has advised Micon that it has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its minesites.

The Guanajuato Mines project produces a concentrate which it ships to Endeavour Silver’s Guanaceví Mines project in Durango for refining into doré silver-gold bars. The doré produced by the Guanaceví mill typically averages 98% silver. The doré is shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver are sold through Auramet in London, England.

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local Ejido and President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

Endeavour Silver Corp.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanajuato Mines project.

For 2012, Endeavour Silver is forecasting to produce 1.79 million ounces of silver and 23,062 ounces of gold from the Guanajuato Mines project. Plant throughput for 2012 is forecast at 453,400 t at an estimated average grade of 146 g/t silver and 1.87 g/t gold. Recoveries are forecast to average 84.3% and 84.5% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp, Cabada and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2012, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

Micon has not undertaken a cash flow analysis for the Guanajuato Mines project due to the fact that there are currently only mineral reserves sufficient for a short term operation.

The mine life, based on proven and probable reserves as of December 31, 2011, is less than two years at a projected production level of 1,300 t/d or 39,000 t/m for the first 11 months of 2012 and 1,600 t/d or 48,000 t/m thereafter. Endeavour Silver is hoping that ongoing exploration will add to the mineral inventory so that the mining and processing rate can be increased to 1,600 t/d by the end of 2012.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. Micon believes there is a good likelihood of discovering additional resources at Endeavour Silver’s Guanajuato Mines project.

Micon notes that, historically some Mexican mines and some mines worldwide have continued to operate for decades with less than two years of reserves on the books.

In 2012, Endeavour Silver plans to conduct a follow-up underground exploration program in the Cebada and Bolañitos areas. For the Cebada area, Endeavour Silver will continue exploring the Vein Madre structure and, in the Bolañitos area, the program is focused on increasing the information available regarding the Bolañitos, Daniela, Fernanda, Karina and Lucero veins. In addition, since the Asunción mine will start operating during 2012, it is proposed that drilling the La Luz vein will be undertaken from that mine.

The 2012 planned underground exploration program consists of 89 drill holes totalling 15,800 m. In general terms, it is intended to conduct an infill drilling program in the areas recognized as potentially economic by the regional exploration, and to explore the continuity of the known orebodies in the vertical direction, as well as along strike.

Endeavour Silver is budgeting to spend US $3,014,000, mainly on underground diamond drilling, with an estimated total cost of drilling at US $191/m. The program envisions the use of two rigs with completion of the campaign estimated in early September, 2012.

Given the success of Endeavour Silver’s surface exploration programs, it plans to continue exploration focused on following up several of the new discoveries made near its existing mining operations at Guanajuato.

Endeavour Silver Corp.

In 2012, Endeavour Silver plans a follow-up surface exploration program in the La Luz sub-district, including the La Joya and Daniela veins and the La Luz-Asunción-Soledad, Belén and Golondrinas South areas. Endeavour Silver will also conduct a regional exploration program to investigate several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district for future growth.

The 2012 surface exploration program is planned to include 38,000 m of core in approximately 140 surface diamond drill holes to target vein discoveries and new prospective areas, mainly in the La Luz sub-district of the Guanajuato district.

Endeavour Silver is budgeting to spend US $6,266,950, mainly on surface diamond drilling, in an effort to continue to expand the resource base through exploration on its properties during 2012. The estimated total cost of diamond drilling is US $160/m.

CONCLUSIONS AND RECOMMENDATIONS

Conclusions

The resource and reserve estimates reported herein conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These estimates form the basis for Endeavour Silver’s ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the significant increase in reserves and resources as compared to the previous years’ positions represents a material achievement by Endeavour Silver and a reflection of the effectiveness of the exploration concepts/techniques being applied.

Recommendations

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanajuato Mines property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Guanajuato Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

Endeavour Silver Corp.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for Guanajuato should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanajuato Mines project. At the same time, representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database to an electronic format. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern-day technology sampling tools to improve the quality of the samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

ITEM 5:               DIVIDENDS

5.1               Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2011. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:               DESCRIPTION OF CAPITAL STRUCTURE

6.1               General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

The following table provides a summary concerning the Company’s share capital as of December 31, 2011:

December 31, 2011

Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	87,378,748 common shares without par value

As at March 29, 2012, the Company has 87,773,861 common shares issued and outstanding.

Endeavour Silver Corp.

All common shares of the Company rank equally as to dividends, voting rights and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

6.2               Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3               Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:               MARKET FOR SECURITIES

7.1               Trading Price and Volume

The Company’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “EDR” and since March 14, 2011 on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. Prior to March 14, 2011, the Company’s common shares were listed on the NYSE Amex.

The price ranges for the Company’s common shares in Canadian dollars and volume traded on the TSX for the most recently completed fiscal year ended December 31, 2011, the months of January and February 2012 and the period from March 1, 2012 to March 29, 2012 are set out below:

Date	Open	High	Low	Close	Volume Traded
Mar-12	10.23	10.52	8.98	9.33	4,929,912
Feb-12	11.50	11.58	10.01	10.29	5,451,141
Jan-12	10.26	11.49	9.93	11.34	5,170,091
Dec-11	12.25	12.25	9.03	9.89	7,436,117
Nov-11	10.42	12.47	10.31	12.08	8,411,998
Oct-11	9.69	11.48	8.04	10.81	9,384,093
Sep-11	11.60	13.10	9.34	9.44	10,840,189
Aug-11	9.77	11.98	8.25	11.70	14,605,508
Jul-11	8.00	10.73	8.00	9.33	8,815,181
Jun-11	9.85	10.05	7.30	8.12	14,882,753
May-11	10.07	10.70	7.83	9.98	16,079,956
Apr-11	9.38	12.19	9.22	10.88	14,336,588
Mar-11	7.42	10.02	7.39	9.50	12,987,403
Feb-11	6.30	7.49	6.22	7.14	4,790,939
Jan-11	7.18	7.19	5.40	6.19	6,159,096

Endeavour Silver Corp.

The price ranges for the Company’s common shares in US$ and volume traded on the New York Stock Exchange and the NYSE Amex for the most recently completed fiscal year ended December 31, 2011 the months of January and February 2012 and the period from March 1, 2012 to March 29, 2012 are set out below:

Date	Open	High	Low	Close	Volume Traded
Mar -12	10.42	10.70	9.01	9.40	28,537,405
Feb-12	11.57	11.61	10.02	10.39	25,105,778
Jan-12	10.11	11.49	9.80	11.32	25,200,410
Dec-11	11.98	12.08	8.81	9.71	37,148,841
Nov-11	10.26	12.33	9.92	11.81	45,909,342
Oct-11	9.25	11.58	7.55	10.84	48,374,247
Sep-11	11.86	13.10	8.95	8.98	54,139,371
Aug-11	9.72	12.26	8.36	11.88	77,730,330
Jul-11	8.28	11.33	8.01	9.75	60,366,973
Jun-11	10.15	10.35	7.46	8.40	56,449,988
May-11	10.75	11.30	8.00	10.29	83,866,509
Apr-11	9.79	12.75	9.54	11.49	94,833,992
Mar-11	7.60	10.33	7.60	9.82	82,632,678
Feb-11	6.34	7.60	6.23	7.41	27,711,041
Jan-11	7.47	7.69	5.40	6.17	31,778,630

The Company also had common share purchase warrants that were listed for trading on the TSX under the symbol “EDR.WT”. These common share purchase warrants were issued under a prospectus offering completed on October 7, 2009 and had an exercise price of CDN$3.60 per share and expired on October 7, 2011.

The price ranges for the above-mentioned common share purchase warrants in Canadian dollars and volume traded on the TSX for the most recently completed fiscal year ended December 31, 2011 are set out below:

Date	Open	High	Low	Close	Volume Traded
Dec-11	NA	NA	NA	NA	NA
Nov-11	NA	NA	NA	NA	NA
Oct-11	6.15	6.35	4.47	6.13	166,450
Sep-11	8.00	9.42	5.78	5.78	904,635
Aug-11	5.95	8.34	4.50	8.00	295,302
Jul-11	4.44	7.15	4.44	5.70	153,145
Jun-11	6.20	6.41	3.90	4.55	164,110
May-11	6.40	7.05	4.19	6.30	338,740
Apr-11	5.80	8.58	5.72	7.35	540,037
Mar-11	3.80	6.50	3.80	5.95	742,587
Feb-11	2.90	4.00	2.64	3.60	339,859
Jan-11	3.56	3.56	1.97	2.66	451,155

Endeavour Silver Corp.

ITEM 8:               ESCROWED SECURITIES

8.1               Escrowed Securities

As at December 31, 2011, there were no escrowed securities or securities subject to contractual restriction on transfer.

ITEM 9:               DIRECTORS AND OFFICERS

9.1               Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3)
Bradford J. Cooke British Columbia, Canada	Chairman, CEO and Director of Endeavour Silver Corp.	Director, Chairman and Chief Executive Officer (From July 25, 2002)	1,267,837 1.44%
Godfrey J. Walton British Columbia, Canada	President, G.J. Walton & Associates Ltd. and Director, President and COO of Endeavour Silver Corp.	Director, President and Chief Operating Officer (From July 25, 2002)	164,189 0.19%
Leonard Harris (1) Colorado, USA	Retired, and Director of Corriente Resources Inc., Solitario Resources Corp., Cardero Resources Corp., Alamos Minerals Ltd, Alamos Gold Inc., Canarc Resource Corp., Sulliden Exploration Inc., IMA Exploration Inc., Morgain Minerals Inc., Indico Resources Ltd, Aztec Metals Corp., Golden Arrow Resources Corp	Director (From July 24, 2003)	50,000 0.06%
Mario D. Szotlender (1),(2) Caracas, Venezuela	President, Mena Resources Inc.	Director (From July 25, 2002)	170,100 0.19%

Endeavour Silver Corp.

Geoffrey Handley (1),(2) Sydney, Australia	Past Executive VP Strategic Development, Placer Dome Inc., Currently Director of Eldorado Gold Ltd, PanAust Limited, Mirabela Nickel Ltd.	Lead Director (From June 14, 2006)	Nil
Rex McLennan (2) Alberta, Canada	Chief Financial Officer of Viterra Inc., Past Chief Financial Officer and Executive Vice President of 2010 Vancouver Olympics Organizing Committee, Past Chief Financial Officer & Executive Vice President of Placer Dome Inc.	Director (From June 14, 2007)	Nil
Ricardo Campoy (2) New York, USA	Managing director of Headwaters MB, Past managing director and head of minings and metal group for of WestLB. Currently Director of Bayswater Uranium Corporation, White Tiger Gold Ltd. and Forsys Metals Corp	Director (From July 9, 2010)	Nil
Daniel Dickson British Columbia, Canada	CFO of Endeavour since April 2008, Controller for Endeavour from March, 2007 to March, 2008;	Chief Financial Officer (From April 1, 2008)	Nil
Barry Devlin Washington, USA	VP of Exploration of Endeavour since May 2007, Prior Manager of Generative Exploration and Chief Geologist for Hecla Mining	Vice President, Exploration (From May 2, 2007)	5,000 0.01%

Endeavour Silver Corp.

David Howe Durango, Mexico	VP of Operations of Endeavour since November 2007, Prior General Manager of St. Ann Jamaica Bauxite Ltd. & Vice President operations / GM of Hecla Venezuela	Vice President Operations, Mexico (From November 1, 2007)	20,000 0.02%
Hugh Clarke British Columbia, Canada	VP of Corporate Communications of Endeavour, Prior manager of Investor Relations for Endeavour Silver Corp. Investor Relations for Hunter Dickinson	Vice President, Corporate Communications (From April 1, 2008 )	Nil
Bernard Poznanski British Columbia, Canada	Lawyer, Koffman Kalef Business Lawyers	Corporate Secretary (From March 9, 2009)	Nil

(1)	Member of Compensation Committee and Member of Corporate Governance and Nominating Committee

(2)	Member of Audit Committee

(3)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

Directors' Terms of Office

Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Control of Securities

As at March 29, 2012 the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,677,126 common shares of the Company, representing approximately 2% of the issued and outstanding common shares of the Company.

9.2               Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Endeavour Silver Corp.

Bernard Poznanski, the Corporate Secretary of the Company, was a director and Corporate Secretary of Energem Resources Inc. (“Energem”) when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director and Corporate Secretary of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)

On March 7, 2006, the Executive Director of the British Columbia Securities Commission (the “BCSC”) issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006 after the relevant documents were filed;

(b)

On April 20, 2005, the Executive Director of the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed; and

(c)

On February 25, 2002, the OSC issued the a temporary management cease trade order (which was extended on May 9, 2002) in connection with the late filing of Energem’s 2001 annual financial statements. The management cease trade order expired on June 10, 2002 after the relevant documents were filed.

Ricardo Campoy was a director of Century Mining Corporation (“Century”) when it was subject to cease trade orders or management cease trade orders in issued March 2008, April 2009 and May 2010.

(a)

On March 14, 2008, Century received notice from the British Columbia Securities Commission that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of inadequacies in a NI 43-101 technical report filed by Century for the Lamaque Project and in Century’s financial reports for the third quarter of 2007. On March 20, 2008 the British Columbia Securities Commission revoked the cease trade order and imposed a management cease trade order, giving Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon the filing of Century’s revised Lamaque Project NI 43-101 technical report, the filing of a NI 43-101 technical report on the San Juan Project and the filing of Century’s restated third quarter 2007 financial statements and related management’s discussion & analysis. The management cease trade order remained in place until June 24, 2008, when Century filed its audited financial statements and management’s discussion & analysis for the year ended December 31, 2007.

(b)

On May 4, 2009, Century announced that the British Columbia Securities Commission had granted Century an extension for filing its annual financial statements and management’s discussion and analysis for the year ended December 31, 2008 in response to Century’s request for a management cease trade order filed with the British Columbia Securities Commission on April 28, 2009. On May 22, 2009, Century filed its financial statements and management’s discussion and analysis for the year ended December 31, 2008. However, the management cease trade order remained in effect, with the consent of Century, until June 16, 2009.

(c)

On May 12, 2010, Century announced that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of Century’s failure to file its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009. Century subsequently filed its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009, and the British Columbia Securities Commission revoked the cease trade order on May 17, 2010.

Endeavour Silver Corp.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that was the subject of a cease trade order for a period of more than 30 consecutive days from each of the British Columbia Securities Commission and the Alberta Securities Commission. The cease trade orders were issued on April 28, 2004 as a result of Focus’ failure to file its annual financial statements within the prescribed deadline and, upon Focus’ filing of the outstanding documents, such orders were revoked on June 2, 2004 and June 11, 2004, respectively. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked Focus’ registration under Section 12(g) of the United States Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

No director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

9.3               Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Endeavour Silver Corp.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:               PROMOTERS

Since January 1, 2010 no person or company has acted as a promoter of the Company.

ITEM 11:               LEGAL PROCEEDINGS

11.1               Legal Proceedings

Other than discussed below, there are no legal proceedings in the Company’s last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (US$17.0 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31st 2010. On January 3rd, 2011, the Company filed a nullity action with the Federal Court of Tax and Administrative Justice.

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.4 million) assessment on May 7th, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than as follows: As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements for the period ended December 31, 2011. On July 2, 2011, the Company filed a nullity action with the Federal Court of Tax and Administrative Justice. The timing of the court of process has not been determined, but may take up to 3 years.

Endeavour Silver Corp.

11.2               Regulatory Actions

During the year ended December 31, 2011, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority. During the year ended December 31, 2011, there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 12:               INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1               Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2009 that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Potential Conflicts of Interest” and “Conflict of Interest”

ITEM 13:               TRANSFER AGENT AND REGISTRAR

13.1               Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:               MATERIAL CONTRACTS

14.1               Material Contracts

There are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2011 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company.

Endeavour Silver Corp.

ITEM 15:               INTERESTS OF EXPERTS

15.1               Names of Experts

KPMG LLP is the external auditor of the Company and reported on the fiscal 2011 audited financial statements of the Company filed on SEDAR.

The Qualified Persons who completed the reserves and resources estimate for the Guanacevi Project are William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M.Sc., P.Geo., FAusIMM and Alan San Martin, MAusIMM(CP), of Micon International (“Micon”). They are the authors of the report“NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” dated March 16, 2012 filed on Sedar.

The Qualified Persons who completed the audit of the reserves and resources for the Guanajuato Mines Project are William J. Lewis, BSc., P.Geo., Charley Z. Murahwi P.Geo, FAusIMM, and Alan San Martin Alan San Martin, MAusIMM(CP) of Micon. They are the authors of the report “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 16, 2011 filed on Sedar.

15.2               Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of the Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.

ITEM 16:               ADDITIONAL INFORMATION

16.1               Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders held on June 29, 2011. Additional financial information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2011.

Endeavour Silver Corp.

16.2               Audit Committee

1.               The Audit Committee’s Charter

                 National Instrument 52-110 Audit Committees (“NI 52-110) requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.               Composition of the Audit Committee

                 The Company’s audit committee is comprised of four directors, as set forth below:

Geoff Handley	Ricardo Campoy	Mario D. Szotlender	Rex McLennan

                 As defined in NI 52-110, Geoff Handley, Mario Szotlender, Ricardo Campoy and Rex McLennan are “independent”. The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

                 All of the members of the audit committee are financially literate.

3.               Relevant Education and Experience

                 Geoff Handley – Mr. Handley is a geologist with a Science Degree and over 30 years experience in the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

                 Ricardo Campoy – Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

                 Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations from Universidad Central de Venezuela, Caracas, Venezuela and 16 years experience financing and managing resource projects in Central and South America.

                 Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. He has held increasingly responsible positions in the mining and oil and gas sectors. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc., and prior to this held the position of Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

Endeavour Silver Corp.

4.               Reliance on Certain Exemptions

                 At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions under NI 52-110:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.3(2) Controlled Companies;
(d)	the exemption in section 3.4 Events Outside Control of Member;
(e)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member;
(f)	the exemption in section 3.6 Temporary Exemption for Limited and Exceptional Circumstances;
(g)	the exemption in section 3.8 Acquisition of Financial Literacy;
(h)	an exemption from NI 52-110, in whole or part, granted under Part 8, Exemptions

5.               Audit Committee Oversight

                 At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

6.               Pre-Approval Policies and Procedures

                 The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

7.               External Auditor Service Fees (By Category)

                 Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Assurance Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2010	$542,105	Nil	$53,000
December 31, 2011	$440,000	Nil	Nil

*All amounts are Canadian dollars

(1)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements.

(2)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance and tax advice.
(3)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses (1) and (2) above. The nature of the services in the fiscal period ending December 31, 2010 pertains to advisory over the Company’s transition to IFRS.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company")

Audit Committee Charter
(effective October 31, 2006)

The following Board Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Corporation”) as of the date set out above.

1        Purpose Of Audit Committee

          The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  The audit process;
  The financial accounting and reporting process to shareholders and regulatory bodies; and
  The system of internal financial controls.

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist them in the proper completion of their duties, for and on behalf of the Company and at its cost, without any requirement for further Board or management approval of such expenditure.

2        Composition

          The Committee shall consist of three Directors, all of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, and as required by all applicable U.S. securities laws and regulations, and the policies of the American Stock Exchange. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

3         Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

The specific duties of the Committee are as follows:

•	Management Oversight:

	o	Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
	o	Review and evaluate the Company’s internal controls, as established by Management;
	o	Review and evaluate the status and adequacy of internal information systems and security;
	o	Meet with the external auditor at least one a year in the absence of Management;
	o	Request the external auditor’s assessment of the Company’s financial and accounting personnel;
	o	Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and
	o	Review and evaluate the Company’s banking arrangements.

•	External Auditor Oversight

	o	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;
	o	Review the scope and approach of the annual audit;
	o	Inform the external auditor of the Committee’s expectations;
	o	Recommend the appointment of the external auditor to the Board;
	o	Meet with Management at least once a year in the absence of the external auditor;
	o	Review the independence of the external auditor on an annual basis;
	o	Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and
	o	Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•	Financial Statement Oversight

	o	Review the quarterly reports with both Management and the external auditor;
	o	Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
	o	Review and discuss with Management the annual audited financial statements; and
	o	Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

•	“Whistleblower” Procedures

	o	Provide for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
	o	Provide for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matter.

Endeavour Silver Corp.